2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES,

NEW YORK, NORTHERN VIRGINIA,

PALO ALTO, SACRAMENTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE,

TOKYO, WASHINGTON, D.C.

July 18, 2016

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Ms. Nicole Collings

Mr. Mark Rakip

Mr. Eric McPhee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed May 27, 2016
File No. 333-206490

Dear Ms. Barros and Ms. Collings and Messrs. Rakip and McPhee:

This letter is submitted on behalf of MedEquities Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 23, 2016 (the “Comment Letter”) with respect to the Company’s Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-11 (the “Registration Statement”), which was filed on May 27, 2016.

For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in bold and italics herein with the Company’s response immediately following. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 4.

Non-GAAP Financial Measures

Adjusted Funds From Operations, page 87

1.	Please amend your calculation of AFFO attributable to common stockholders to eliminate the reconciling items related to straight-line rent revenues and expenses. Refer to Compliance & Disclosure Interpretation Non-GAAP Financial Measures Question 100.04, updated May 17, 2016.

Response to Comment No. 1

The Company acknowledges the Staff’s comment; however, as requested by the Staff in a telephonic conversation between the Staff and the Company’s counsel subsequent to the Staff’s issuance of the Comment Letter, the Company is providing herein the reasons that the Company believes adjustments related to straight-line rent revenues and expenses are appropriate in reporting AFFO attributable to common stockholders and are not in violation of Regulation G or Item 10(e) of Regulation S-K.

The Company includes two non-GAAP financial measures in the Registration Statement—FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), and AFFO. In the Registration Statement, the Company presents both FFO and AFFO as the amounts attributable to common stockholders and reconciles such measures to net income attributable to common stockholders. The terms FFO and AFFO in this letter refer to FFO attributable to common stockholders and AFFO attributable to common stockholders, respectively. To calculate AFFO, the Company makes certain adjustments to NAREIT-defined FFO to remove the effects of certain items that do not reflect the actual ongoing operating performance of the Company’s properties, including straight-line rent revenues and expenses.

The substantial majority of the Company’s revenue is derived from long-term triple net leases, all of which are classified as operating leases in accordance with GAAP and which, as of March 31, 2016, had a weighted-average remaining lease term of 15.4 years. In accordance with GAAP, the Company recognizes rental revenue for these leases on a straight-line basis over the lease terms when collectability is reasonably assured and the tenants have taken possession, or control the physical use, of the leased assets. Such straight-lining of rental revenue results in the recognition of unbilled rental income expected to be collected in future periods of a lease agreement, which exceeds the actual contractual rent due periodically from a tenant for its use of the leased real estate throughout approximately the first half of the lease’s term. The unbilled rental income creates a straight-line rent receivable that is recorded in other assets, net on the Company’s consolidated balance sheet. This receivable for the unbilled rental income recognized typically will continue to increase until approximately the midpoint of a lease’s term, subject to the specific payment provisions of the lease, when the periodic contractual rent due from the tenant begins to exceed the straight-line rent revenue recognized. This difference results in decreases to the straight-line rent receivable recorded on the consolidated balance sheet until the end of the lease term, at which time the balance of the receivable will be zero.

Recognizing rental revenue on a straight-line basis presents rental revenue as if a lessor collects the same amount of rent from a lessee for each period over the term of a lease, notwithstanding the rental payment terms of the lease. Given that the Company has long-term leases that generally have fixed annual rental escalators, the amount of rental revenue that the Company recognizes in accordance with GAAP can vary substantially from the amount of rent contractually payable each period. For example, for the year ended December 31, 2015, straight-line rent revenue accounted for $9.5 million, or 23.0%, of the $41.5 million in consolidated rental income recognized by the Company in accordance with GAAP. This effectively overstates the actual operating performance of the Company’s properties in such period (likewise, in later years it would tend to understate the performance of such properties). Therefore, the Company’s management believes that removing the effects of straight-line rent to calculate AFFO provides investors and analysts with a useful and meaningful supplemental measure to net income attributable to common stockholders in order to analyze the operating performance of the Company’s portfolio in a particular period based upon the contractual rent due in that period. The measure also is clearly presented in context with net income attributable to common stockholders and FFO. Management does not believe that the Company’s presentation of AFFO, taken together with the information accompanying such presentation and related discussion of AFFO, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of AFFO, in light of the circumstances under which it is presented, not misleading. In addition, the presentation of AFFO facilitates investors’ ability to readily compare the Company’s operating performance both on a period-over-period basis and relative to the Company’s peers.

The Company also notes that the presentation of non-GAAP financial measures that adjust for the effects of straight-line rent is common practice among publicly traded REITs to supplement, but not replace, the presentation of net income prepared in accordance with GAAP. Based on a review of the most recent earnings releases and public filings, 16 of the 18 REITs included in the S&P 500 Index1, and 17 of the 18 publicly traded healthcare REITs, reported a non-GAAP financial measure that adjusted for the effects of straight-line rent. Of the 17 publicly traded healthcare REITs that reported a non-GAAP financial measure that adjusted for the effects of straight-line rent, 14 reported such non-GAAP financial measure on a per share basis. Moreover, NAREIT, in Section IV.B of its April 2002 White Paper on FFO, encourages REITs to make supplemental disclosure of the effect of straight-line rents:

“Depending on individual circumstances, GAAP reporting may or may not require ‘straight lining’ of rents in the calculation of net income. In order to provide an opportunity for consistent analysis of operating results among REITs, NAREIT encourages those reporting FFO to make supplemental disclosure of the non-cash effect of straight line rents, if any, affecting their results for each period.”

As such, management believes that the Company’s presentation of AFFO, including the adjustment for straight-line rent, provides investors and analysts with a meaningful supplemental measure to compare the performance of the Company’s real estate portfolio in a given period against the portfolios of other REITs, particularly other healthcare REITs. Furthermore, to the extent the Staff prohibits the Company’s adjustment for straight-line rent, the Company and its investors would be disadvantaged relative to other REITs that historically have adjusted, and continue to adjust, for such items in documents filed or furnished with the SEC. However, as noted in the Registration Statement, the Company expressly acknowledges that its calculation of AFFO may differ from the methodology used by certain other REITs and, accordingly, its AFFO may not be directly comparable to AFFO reported by other REITs.

In calculating AFFO, the Company also makes an adjustment for the effect of straight-line rent expense, which represents the unbilled portion of the rent expense that the Company will pay in future periods pursuant to the terms of its two operating leases under which the Company is the lessee—the lease for the Company’s corporate office and a ground lease for the Company’s medical office building. The Company’s management believes that this adjustment is appropriate because the straight-line rent expense is an expense that does not relate to the operating performance of the Company’s real estate portfolio for the periods reported.

The Company’s management believes that the presentation of AFFO, including the adjustments for straight-line rent revenues and expenses, complies with Item 10(e) of Regulation S-K and Regulation G, including Rule 100(b) thereof. In presenting AFFO in the Registration Statement, the Company:

•	presents net income attributable to common stockholders (calculated in accordance with GAAP) with equal or greater prominence;

[1]	This excludes nine REITs in the apartment/multi-family, hotel, storage and forest sectors, which generally do not have significant straight-line rent included in rental income.

•	discloses the reasons why management believes the presentation of AFFO provides useful supplemental information to investors regarding the Company’s operating performance;

•	specifically states that AFFO is a supplemental performance measure that should not be considered as an alternative to net income computed in accordance with GAAP; and

•	provides a detailed reconciliation that quantifies each adjustment made to net income attributable to common stockholders in calculating AFFO in a manner consistent with Item 10(e) of Regulation S-K.

In light of the foregoing, management does not believe the Company’s presentation of AFFO substitutes an individually tailored revenue recognition and measurement method for those of GAAP in violation of Rule 100(b) of Regulation G (i.e., the Company’s presentation of AFFO does not contain an untrue statement of material fact and does not omit to state a material fact necessary in order to make the presentation of AFFO, in light of the circumstances under which it is presented, not misleading).

The Company acknowledges the significance of the adjustments for straight-line rent revenue in its calculation of AFFO and, as such, intends to revise the disclosure in the first paragraph under the heading “Non-GAAP Financial Measures—Adjusted Funds from Operations” in the next amendment to the Registration Statement as follows (proposed changes to Amendment No. 4 are underlined):

“AFFO is a non-GAAP measure used by many investors and analysts to measure a real estate company’s operating performance by removing the effect of items that do not reflect ongoing property operations. To calculate AFFO, we further adjust FFO for certain items that are not added to net income in NAREIT’s definition of FFO, such as acquisition expenses, equity based compensation expenses, and any other non-comparable or non-cash expenses, which are costs that do not relate to the operating performance of our properties. To calculate AFFO, we also adjust FFO to remove the effect of straight-line rent revenue, which represents the recognition of net unbilled rental income expected to be collected in future periods of a lease agreement that exceeds the actual contractual rent due periodically from tenants for their use of the leased real estate under each lease.”

The Company respectfully believes that the information contained herein is responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	John W. McRoberts
William C. Harlan
Jeffery C. Walraven

    MedEquities Realty Trust, Inc.

Jay L. Bernstein
Jacob A. Farquharson

    Clifford Chance US LLP

Andrew P. Campbell

    Morrison & Foerster LLP

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